SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 3 TO
                                    FORM T-3

                 FOR APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                         _______________________________


                           TALK AMERICA HOLDINGS, INC.
                               (Name of Applicant)

                      12020 Sunrise Valley Drive, Suite 250
                             Reston, Virginia 20190
                    (Address of Principal Executive Offices)
                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED



             TITLE OF CLASS                              AMOUNT

    12% Senior Subordinated PIK Notes              Up to $79,937,000
             Due 2007 and                           principal amount
8% Convertible Senior Subordinated Notes
              Due 2007


     Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust
Indenture  Act  of  1939,  as  amended.


       Name and address of agent for service:        With copies sent to:

               Aloysius T. Lawn IV                Jonathan C. Stapleton, Esq.
          Talk America Holdings, Inc                    Arnold & Porter
       Executive Vice President - General               399 Park Avenue
             Counsel and Secretary                  New York, New York 10022
               6805 Route 202
         New Hope, Pennsylvania, 18938


     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment; or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

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Explanatory  Note.

     This Amendment No. 3 to Form T-3 is being filed solely for the purposes of adding as an exhibit the Supplement to the Offering Circular, dated March 22, 2002, that amends and supplements the Offering Circular previously filed.

     Contents of Application for Qualification. This amended application for qualification comprises:

     (a)     Pages  numbered  1  to  4  consecutively.

     (b) The statement of eligibility and qualification on Form T-1 of Wilmington Trust Company, as Trustee under the Indenture.(1)

     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

     Exhibit T3A - Restated Certificate of Incorporation of Talk America, as amended.(2)

     Exhibit  T3B  -  By-Laws  of  Talk  America.(3)

     Exhibit T3C - (1) The Indenture, dated as of __________, by and between Talk America and Wilmington Trust Company, as Trustee.(6)

          (2) Supplemental Indenture No. 1, dated as of ________, by and between Talk America and Wilmington Trust Company, as Trustee.(6)

          (3) Supplemental Indenture No. 2, dated as of ________, by and between Talk America and Wilmington Trust Company, as Trustee.(6)

     Exhibit  T3D  -  Not  applicable.

     Exhibit T3E - (1) Supplement to Offering Circular dated as of March 22, 2002.(7)

          (2)     Supplement to Offering  Circular dated as of March 5, 2002.(5)

          (3)     Offering  Circular  dated  as  of  February  21,  2002.(4)

          (4)     Revised  Letter  of  Transmittal  accompanying  the  Offering
Circular.(5)

          (5)     Revised  Letter  to  Clients.(5)

          (6)     Revised  Letter  to  Broker-Dealers.(5)

          (7)     Revised  Notice  of  Guaranteed  Delivery.(5)

          (8) Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.(4)

     Exhibit  T3F  -  Cross-reference  sheet.(1)

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-----------------------------------------
     (1) Incorporated by reference to Talk America's Amendment No. 1 to Form T-3 filed on March 5, 2002.

     (2) Incorporated by reference to Exhibit 3.1 to Talk America's Form 10-Q for the quarter ended March 31, 1999.

     (3) Incorporated by reference to Exhibit 3.1 to Talk America's Registration Statement on Form S-1 (File No. 33-94940).

     (4) Incorporated by reference to Talk America's Schedule TO (File No. 005-48510).

     (5) Incorporated by reference to Talk America's Amendment No. 1 to Schedule TO (File No. 005-48510).

     (6) Incorporated by reference to Talk America's Amendment No. 3 to Schedule TO (File No. 005-48510).

     (7) Incorporated by reference to Talk America's Amendment No. 4 to Schedule TO (File No. 005-48510).


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                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Talk America Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New Hope, and State of Pennsylvania, on the 22nd day of March, 2002.

     TALK  AMERICA  HOLDINGS,  INC.

     By:      /s/  Edward  B.  Meyercord,  III
          ------------------------------------------------
          Edward  B.  Meyercord,  III
          President

Attest:
/s/  Aloysius  T.  Lawn  IV
------------------------------
Aloysius  T.  Lawn  IV
Secretary

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